SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A


Under the Securities Exchange Act of 1934
(Amendment No. 2)



DIRECTV GROUP, INC.
(FORMERLY HUGHES ELECTRONICS CORPORATION)

(Name of Issuer)


Common Stock, par value $0.01 per share

(Title of Class of Securities)


444418 10 7

(CUSIP Number)


Lawrence A. Jacobs, Esq.
News Corporation
1211 Avenue of the Americas
New York, New York 10036
(212) 852-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


March 19, 2005

(Date of Event which Requires
Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

Note: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).








  1

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            News Corporation


  2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3

SEC USE ONLY



  4

SOURCE OF FUNDS

            Not Applicable


  5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)


?
  6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






Number Of
Shares
Beneficially
Owned By
Each
Reporting
Person

  7    SOLE VOTING POWER

                470,420,752

  8    SHARED VOTING POWER

                0

  9    SOLE DISPOSITIVE POWER

                470,420,752

10    SHARED DISPOSITIVE POWER

                0






11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            470,420,752


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


?

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 33.9%


14

TYPE OF REPORTING PERSON

            CO











  1

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Fox Entertainment Group, Inc.


  2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?


  3

SEC USE ONLY



  4

SOURCE OF FUNDS

            Not Applicable


  5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)


?
  6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






Number Of
Shares
Beneficially
Owned By
Each
Reporting
Person

  7    SOLE VOTING POWER

                470,420,752

  8    SHARED VOTING POWER

                0

  9    SOLE DISPOSITIVE POWER

                470,420,752

10    SHARED DISPOSITIVE POWER

                0






11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON

            470,420,752


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN
SHARES


?

13

PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)

            Approximately 33.9%


14

TYPE OF REPORTING PERSON

            CO






SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

DIRECTV GROUP, INC. (FORMERLY HUGHES ELECTRONICS CORPORATION)

Explanatory Note

     This filing is being made solely for
the purpose of correcting the original EDGAR submission of this
Amendment No. 2 by designating
DIRECTV Group, Inc. as the issuer and Fox Entertainment
Group, Inc. as a
reporting person in the EDGAR submission of this filing.

Introductory Statement

     This Amendment No. 2 to the Statement
on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of DIRECTV
Group, Inc., a Delaware corporation
(the "Issuer"). This Amendment
amends and supplements
(a) the Statement originally
filed on December 24, 2003 by The
News Corporation Limited
("TNCL"), K. Rupert Murdoch
and Fox Entertainment Group, Inc.
("FEG" or "Old Fox") (the "Initial Schedule
13D") and (b) the Amendment No. 1
to the Initial Schedule 13D filed on November 12,
2004 by News Corporation
and FEG ("Amendment No. 1" and collectively with the Initial Schedule 13D and this Amendment No. 2, this
"Statement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Initial Schedule 13D or Amendment No. 1, as applicable.

     This statement is filed in connection
with a transaction in which News
Corporation ("News Corporation"),
through its direct wholly owned subsidiary
Fox Entertainment Group, Inc. (f/k/a
Fox Acquisition Corp) ("New
Fox"), acquired all of the
outstanding shares of
Old Fox Class A common stock that
News Corporation did not
already own (the "Transaction"). The Transaction was effected in two parts: (i) an offer by News Corporation, through New Fox, to exchange 2.04 shares of News Corporation Class A common stock, par value $0.01 per share, for each share of FEG Class A common stock, par value $0.01 per share, outstanding, which offer successfully closed at midnight on March 18, 2005, and (ii) a "short form" merger of FEG with and into New Fox, which merger was effected on March 21, 2005.

Item 2. Identity and Background.

     Item 2 is amended and restated in its
 entirety to read as follows:

     This Statement is being filed by (i)
News Corporation, a Delaware corporation with its
 principal executive
offices located at 1211 Avenue of the Americas, New York, New York 10036, and (ii) New Fox, a Delaware corporation, with its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036.

     News Corporation and New Fox are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule I attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting
Persons, each of the persons named on Schedule I (the "Schedule I
Persons") is a United States citizen unless otherwise indicated.

     News Corporation is a diversified
international media and entertainment
company with operations in eight
industry segments, including filmed
entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

     New Fox, a direct wholly owned subsidiary of News
Corporation, is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.

     During the last five years, none of the Reporting
Persons or, to the best of the knowledge of the Reporting
Persons, none of the Schedule
I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The following sentence is added to
the end of the second paragraph of Item 3:

     As a result of the Transaction, FEG
became the direct wholly owned subsidiary of News Corporation.

Item 4. Purpose of Transaction.

     Item 4 is amended and restated to read in its entirety as follows:

     This statement is filed in connection with the Transaction, pursuant to which, FEG, a previous reporting person hereunder, was merged with and into New Fox, a direct wholly owned subsidiary of News Corporation. Prior to the Transaction, FEG was a reporting person because it was the record owner of the Issuer's securities. Following
the Transaction, New Fox is the record owner of the Issuer's securities with News Corporation remaining as the ultimate parent corporation.

     See Items 3 and 6, which are
incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended and restated to read in its entirety as follows:

     New Fox is the record and beneficial owner of an aggregate of 470,420,752 shares of Common Stock, representing a 33.9% interest in the Issuer
("New Fox Owned Shares"). For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 1,385,848,330.

     Other than as stated herein, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: April 12, 2005

NEWS CORPORATION





By:

/s/ Lawrence A. Jacobs



Name:

Lawrence A Jacobs


Title:


Senior Executive Vice President and Group General
Counsel


Dated: April 12, 2005

FOX ENTERTAINMENT GROUP, INC.





By:

/s/ Lawrence A. Jacobs



Name:

Lawrence A. Jacobs


Title:

Senior Executive Vice President, General Counsel





SCHEDULE I

     Schedule I is hereby amended and
restated to read in its entirety as follows:

     The name, business address and
present principal occupation or
employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

Peter Barnes
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Chase Carey
President and CEO, The DIRECTV Group, Inc.
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Peter Chernin
Director, President and Chief
Operating Officer, News Corporation
c/o Fox Entertainment Group, Inc.
10201 West Pico Blvd.
Los Angeles, CA 90035

Ken Cowley(1)
Chairman, Independent Newspapers Ltd.
Director, News Corporation
c/o The News Corporation Limited
2 Holt Street
Surry Hills, NSW 2010
Australia

David F. DeVoe
Director, Sr. Exec. Vice President
 and Chief Financial Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Viet Dinh
Professor of Law, Georgetown University
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Rod Eddington(2)
CEO, British Airways plc
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lawrence A. Jacobs
Executive Vice President and
Group General Counsel, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Andrew Knight(2)
Non-Executive Director, Rothschild
Investment Trust Capital Partners plc
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

K. Rupert Murdoch
Chairman and Chief Executive
Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lachlan K. Murdoch
Director and Deputy Chief
Operating Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

John Nallen
Executive Vice President, Deputy
 Chief Financial Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Thomas J. Perkins
Principal, Kleiner
Perkins Caulfield & Byers
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Stanley S. Shuman
Managing Director,
Allen & Company LLC
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Arthur M. Siskind
Director and Senior Advisor to
the Chairman, News Corporation
1211 Avenue of the Americas
New York, NY 10036

John L. Thornton
Professor of Global Leadership,
Tsinghua University of Beijing
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036


1

Citizen of Australia

2

Citizen of the United Kingdom




FOX ENTERTAINMENT GROUP, INC.

K. Rupert Murdoch
Chairman and Chief Executive
Officer, News Corporation
Chairman and Chief Executive
Officer, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

Peter Chernin
Director, President and Chief
 Operating Officer, News Corporation
Director, President and
Chief Operating Officer, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

David F. DeVoe
Director, Senior Executive
 Vice President and Chief
Financial Officer, News Corporation
Director, Senior Executive
Vice President and Chief
Financial Officer, Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

Lachlan K. Murdoch
Director and Deputy Chief
Operating Officer, News Corporation
Director, Senior Executive
Vice President and Deputy
Chief Operating Officer, Fox
Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036

Lawrence A. Jacobs
Executive Vice President and
Group General Counsel, News Corporation
Director, Senior Executive
Vice President and General Counsel,
Fox Entertainment Group, Inc.
1211 Avenue of the Americas
New York, NY 10036






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